UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

5 May 2017
Pearson plc
(the "Company")

Results of Annual General Meeting 2017

Pearson plc held its annual general meeting for shareholders at 12 noon today.  All resolutions set out in the Company's Notice of Annual General Meeting dated 29 March 2017 were duly passed by shareholders by means of a poll vote with the exception of resolution 14.

The total number of votes received for each resolution is set out below.  The Company's issued share capital on 5 May 2017 was 822,586,857 ordinary shares of 25p each. The proportion of the Company's issued share capital represented by those votes instructed is approximately 76.76%.

Resolution No. (as noted on the proxy form)	Shares For and Discretionary	Shares Against	Shares marked as Votes Withheld/ Abstentions*
1. To receive the 2016 report and accounts	630,356,123	86,301	1,012,177
2. To declare a final dividend	628,681,265	1,851,565	921,771
3. To re-elect Elizabeth Corley	461,100,779	169,340,137	1,014,022
4. To re-elect Vivienne Cox	626,995,877	3,453,447	1,005,277
5. To re-elect John Fallon	629,495,798	999,020	959,783
6. To re-elect Josh Lewis	599,479,802	30,947,090	1,028,046
7. To re-elect Linda Lorimer	627,397,190	3,045,616	1,011,795
8. To re-elect Harish Manwani	552,250,436	37,040,864	42,163,301
9. To re-elect Tim Score	595,022,599	35,417,653	1,014,349
10. To re-elect Sidney Taurel	596,887,657	33,589,130	977,814
11. To re-elect Lincoln Wallen	627,368,387	3,066,378	1,019,836
12. To re-elect Coram Williams	629,873,600	585,870	995,131
13. To approve the remuneration policy	404,615,934	183,100,737	43,738,267
14. To approve the annual remuneration report	202,512,759	385,996,157	42,945,685
15. To re-appoint the auditors	615,326,057	15,168,864	959,680
16. To determine the remuneration of the auditors	626,834,499	3,641,240	978,862
17. To authorise the company to allot ordinary shares	532,975,800	97,444,502	1,034,636
18. To waive the pre-emption rights	554,750,382	75,606,514	1,098,042
19. To waive the pre-emption rights - additional percentage	528,159,687	101,715,039	1,580,212
20. To authorise the company to purchase its own shares	624,037,617	5,336,200	1,079,784
21. To approve the holding of general meetings on 14 clear days' notice	600,623,354	27,087,218	3,744,028

* Votes withheld are not legal votes.

During 2016, Pearson engaged extensively with its major shareholders to understand their views on remuneration matters. We were disappointed that the advisory vote for this year's remuneration report was not passed and that, although passed, there was a significant minority vote against both our remuneration policy and the re-election of our remuneration committee chair, Elizabeth Corley. Naturally, we acknowledge this feedback and thank those shareholders who have already spoken with us and explained their reasons for not supporting the relevant resolutions. The remuneration committee is committed to continuing dialogue with our shareholders to help shape the implementation of our remuneration policy going forward.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 05 May 2017
By: /s/ NATALIE DALE

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Natalie Dale
Deputy Company Secretary